Sun Life Reports First Quarter 2023 Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended March 31, 2023 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended March 31, 2023, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR website at www.sedar.com, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars. On January 1, 2023 we adopted IFRS 17 Insurance Contracts ("IFRS 17"), which replaces IFRS 4 Insurance Contracts, and IFRS 9 Financial Instruments ("IFRS 9"), which replaces IAS 39 Financial Instruments: Recognition and Measurement (collectively, "the new standards"). The nature and effects of the key changes to our critical accounting policies and estimated impacts from the adoption of the new standards are summarized in section L - Changes in Accounting Policies in our MD&A for the period ended March 31, 2023 ("Q1'23 MD&A").

TORONTO, ON - (May 11, 2023) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the first quarter ended March 31, 2023.
•Underlying net income(1) of $895 million increased $175 million or 24% from Q1'22(2); underlying ROE(1) was 17.3%.
◦Wealth & asset management underlying net income(1): $411 million, down $11 million or 3%.
◦Group - Health & Protection underlying net income(1): $303 million, up $180 million or 146%.
◦Individual - Protection underlying net income(1): $291 million, up $42 million or 17%.
•Reported net income of $806 million increased $141 million or 21% from Q1'22(2); reported ROE(1) was 15.6%.
•Increase to common share dividend from $0.72 to $0.75 per share.

"We started 2023 with strong results driven by our execution capabilities and growth in our health and protection businesses, highlighting the resilience of our business mix. We generated strong growth in both health and protection sales, which reinforces the importance Clients continue to place on health and financial security,” said Kevin Strain, President and CEO of Sun Life. “This is Sun Life’s first quarter reporting under IFRS 17 and IFRS 9. A special thank you to all of the Sun Lifers involved in these efforts. While the adoption of these standards will impact how and when some of our business results are reported, it does not change our Client Impact Strategy, our strong fundamentals or our capital strength."

“We are helping our Clients to achieve lifetime financial security and live healthier lives by advancing our Client Impact Strategy with digital tools and new products. For example, in Canada, we expanded access to Sun Life One Plan to more than 750,000 Clients in our Group Retirement Services business, a digital tool that provides Clients with a financial roadmap. And in Hong Kong, we launched two new products designed to offer long-term financial growth potential, while actively integrating ESG concepts into investment strategies."

	Quarterly results
Profitability	Q1'23	Q1'22(2)
Underlying net income ($ millions)(1)	895	720
Reported net income - Common shareholders ($ millions)	806	665
Underlying EPS ($)(1)(3)	1.52	1.23
Reported EPS ($)(3)	1.37	1.13
Underlying return on equity ("ROE")(1)	17.3%	14.7%
Reported ROE(1)	15.6%	13.6%
Growth	Q1'23	Q1'22(2)
Wealth sales & asset management gross flows ($ millions)(1)(4)	46,349	56,956
Group - Health & Protection sales ($ millions)(1)	543	390
Individual - Protection sales ($ millions)(1)	511	409
Assets under management ("AUM") ($ billions)(1)	1,364	1,352
New business Contractual Service Margin ("CSM") ($ millions)(5)	257	173

Financial Strength	Q1'23	As at January 1, 2023(6)
LICAT ratios (at period end)(6)
Sun Life Financial Inc.	148%	142%
Sun Life Assurance(7)	144%	139%
Financial leverage ratio (at period end)(2)(8)	23.2%	23.7%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q1'23 MD&A.
(2)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards, IFRS 17 and IFRS 9. For more details, see the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in this document.
(3)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(4)Effective January 1, 2023, Canada wealth sales & asset management gross flows have been updated to exclude retained sales. Prior period amounts have been updated to reflect this change.
(5)New business CSM represents growth from sales activity in the period, including individual protection sales (excluding joint ventures), and defined benefit solutions and segregated fund wealth sales in Canada. For more details about the CSM, see section E - Contractual Service Margin in the Q1'23 MD&A.
(6)OSFI's 2023 LICAT Guideline, effective January 1, 2023, specifies that available capital for LICAT purposes includes the Contractual Service Margin. Prior period restatement and resubmissions are not mandated. Pro-forma January 1, 2023 LICAT ratios are disclosed to illustrate transition impact. These pro-forma calculations will not be formally submitted to OSFI. Additionally, effective January 1, 2023, total capital was updated to include the CSM balance. Refer to section F - Financial Strength in the Q1'23 MD&A.
(7)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(8)Effective January 1, 2023, the calculation for the financial leverage ratio was updated to include the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $9.0 billion as at Q1'23 (January 1, 2023 - $8.7 billion).
            EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2023    1

Financial and Operational Highlights - Quarterly Comparison (Q1'23 vs. Q1'22)

($ millions)	Q1'23
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Wealth & asset management	411	282	114	—	15	—
Group - Health & Protection	303	—	95	208	—	—
Individual - Protection	291	—	107	29	130	25
Corporate expenses & other	(110)	—	—	—	(4)	(106)
Underlying net income(1)	895	282	316	237	141	(81)
Reported net income - Common shareholders	806	254	329	168	134	(79)
Change in underlying net income (% year-over-year)	24%	(12)%	53%	121%	6%	nm(4)
Change in reported net income (% year-over-year)	21%	(18)%	29%	200%	21%	nm(4)
Wealth sales & asset management gross flows(1)(3)	46,349	40,829	3,090	—	2,430	—
Group - Health & Protection sales(1)	543	—	145	373	25	—
Individual - Protection sales(1)	511	—	136	—	375	—
Change in wealth sales & asset management gross flows (% year-over-year)	(19)%	(17)%	(23)%	—	(31)%	—
Change in group sales (% year-over-year)	39%	—	(34)%	152%	14%	—
Change in individual sales (% year-over-year)	25%	—	21%	—	26%	—
(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q1'23 MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the Q1'23 MD&A.
(3)Effective January 1, 2023, Canada wealth sales & asset management gross flows have been updated to exclude retained sales. Prior period amounts have been updated to reflect this change.
(4)Not meaningful.

Underlying net income(1) of $895 million increased $175 million or 24% from prior year, driven by:
•Wealth & asset management(1) down $11 million: Lower fee-based earnings in MFS, Canada, and Asia, reflecting equity market declines, largely offset by an increase in investment income driven by higher volumes and yields.
•Group - Health & Protection(1) up $180 million: Strong performance including premium growth, improved disability in Canada and the U.S., strong medical stop-loss margins, and improved U.S. mortality. DentaQuest results also contributed to the increase.
•Individual - Protection(1) up $42 million: Higher premiums reflecting good sales momentum during the past year, and improved mortality in Asia.
•Corporate expenses & other(1) $(36) million increased net loss: Higher operating expenses including long-term incentive compensation and IFRS 17 project spend, as well as an increase in debt financing costs.
•Higher investment income reflecting an increase in realized gains from surplus assets and net interest income from higher rates.

Reported net income of $806 million increased $141 million or 21%, driven by the increase in underlying net income and:
•Gain on the sale of the sponsored markets business in Canada(2); partially offset by
•Market-related impacts; and
•DentaQuest integration and SLC Management acquisition-related costs.

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $282 million decreased $39 million or 12% from prior year, driven by:
•MFS down $27 million: Lower average net assets ("ANA") reflecting equity market declines and net outflows, partially offset by lower variable compensation expenses and higher net investment income. The MFS(3) pre-tax net operating profit margin(4) was 37% for Q1'23, compared to 39% in the prior year.
•SLC Management down $12 million: Fee-related earnings(4) increased 26% driven by higher AUM, reflecting strong capital raising and deployment across the platform. Fee-related earnings margin(4) for Q1'23 was 24% compared to 23% in the prior year. Underlying net income was down from prior year, as fee-related earnings growth was more than offset by higher financing costs on seed investments, as well as higher compensation expenses.

Reported net income of $254 million decreased $57 million or 18%, driven by the decline in underlying net income and SLC Management acquisition-related costs.

(1)Refer to section C - Profitability in the Q1'23 MD&A for more information on notable items attributable to reported & underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the Q1'23 MD&A.
(2)On February 1, 2023, we completed the sale of the sponsored markets business from Sun Life Assurance, a wholly owned subsidiary of SLF Inc., to Canadian Premier Life Insurance Company ("sale of the sponsored markets business").
(3)MFS Investment Management ("MFS").
(4)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q1'23 MD&A.
2    Sun Life Financial Inc.     First Quarter 2023        EARNINGS NEWS RELEASE

Foreign exchange translation led to an increase of $16 million and $15 million in underlying net income and reported net income, respectively.

Asset Management ended Q1'23 with $989 billion of AUM, consisting of $771 billion (US$570 billion) in MFS and $218 billion in SLC Management. Total Asset Management net outflows of $2.5 billion in Q1'23 reflected MFS net outflows of $5.8 billion (US$4.3 billion) partially offset by SLC Management net inflows of $3.2 billion.

MFS continued to deliver on its long-term track record as a top-performing active asset manager. MFS ranked in the top 10(1) for five-
and ten-year performance categories across U.S. retail funds, marking the 14th time in the last 15 years that MFS has achieved this recognition.

On February 1, we completed the acquisition of a 51%(2) interest in Advisors Asset Management, Inc. (“AAM”), a leading independent U.S. retail distribution firm, with the option to acquire the remaining interest starting in 2028. AAM's strong U.S. retail distribution capabilities provides an attractive opportunity for SLC Management to meet the growing demand for alternative assets among U.S. High-Net-Worth ("HNW") investors.

During the quarter, BentallGreenOak (“BGO”) was awarded the 2023 ENERGY STAR® Partner of The Year – Sustained Excellence Award by the U.S. Environmental Protection Agency and the U.S. Department of Energy (“DOE”) for the 13th consecutive year, demonstrating its dedication to combatting climate change through energy efficiency and decarbonization. In addition, the BGO Prime Canadian Property Strategy won the 2023 Pension Real Estate Association (“PREA”) Open-End Fund ESG Award, demonstrating the integration of ESG throughout its investment practices.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $316 million increased $110 million or 53% from prior year, reflecting:
•Wealth & asset management up $34 million: Increase in investment income driven by higher volume and yields, partially offset by lower fee-based earnings reflecting equity market declines over the past year.
•Group - Health & Protection up $36 million: Improved disability, reflecting higher margins and shorter claims durations.
•Individual - Protection up $40 million: Higher premiums reflecting good sales momentum during the past year and higher investment contributions.
•Higher investment income reflecting an increase in realized gains from surplus assets and net interest income from higher rates.

Reported net income of $329 million increased $73 million or 29% from prior year, reflecting the increase in underlying net income and a gain on sale of the sponsored markets business, partially offset by market-related impacts from interest rate movements and real estate investments.

Canada's sales(3):
•Wealth sales & asset management gross flows of $3 billion were down 23%, reflecting lower defined contribution sales in Group Retirement Services ("GRS") and lower mutual fund sales in individual wealth.
•Group sales of $145 million were down 34%, reflecting large case sales in the prior year.
•Individual sales of $136 million were up 21%, reflecting higher participating whole life insurance sales.

We continue to execute on our Purpose of helping Clients achieve lifetime financial security and live healthier lives. In the first quarter, we enhanced the Sun Life One Plan digital tool to enable Clients to directly update their financial roadmaps as frequently as they would like, while collaborating with their advisor on personalized goals. We introduced this tool to retail Clients in 2022 and in 2023 expanded to include over 750,000 Clients in GRS, with nearly 100,000 financial roadmaps created to-date for retail Clients in Canada using tools including Sun Life One Plan.

In addition, Prospr by Sun Life, our hybrid advice solution which combines a best-in-class digital platform with a team of licensed advisors, continues to build momentum with significant growth in unique site visitors over last year. We continue to introduce new capabilities, including providing Clients the ability to link external accounts to their Prospr by Sun Life profile, leveraging the tool as a holistic financial roadmap to track and prioritize goals in one place.

U.S.: A leader in health and benefits
U.S. underlying net income of $237 million increased $130 million from prior year, driven by:
•Group - Health & Protection up $144 million: Strong performance across all businesses including premium growth, contribution from the DentaQuest acquisition, and favourable experience. Experience in the quarter included strong medical stop-loss margins, partially offset by group mortality. Mortality was down significantly compared to pandemic-related experience in the prior year.
•Individual - Protection down $14 million: Unfavourable mortality experience in the quarter reflecting higher claim amounts.

Reported net income of $168 million increased $112 million from prior year, reflecting the increase in underlying net income and market-related impacts. This was partially offset by DentaQuest integration costs and amortization of acquired intangible assets.

Foreign exchange translation led to an increase of $15 million and $12 million in underlying net income and reported net income, respectively.

U.S. group sales of $373 million were up $225 million, driven by higher dental(4) and employee benefits sales.

(1)Barron's 2022 Best Fund Families rankings.
(2)On a fully diluted basis.
(3)Compared to the prior year.
(4)Dental sales include sales from DentaQuest, acquired on June 1, 2022.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2023    3

We continue to advance our strategy of helping more people get the health care and coverage they need. In Q1, Sun Life was selected as the new commercial dental benefits provider for the employees of the State of West Virginia and DentaQuest was awarded the government dental benefits contract for Medicaid enrollees in Oklahoma focusing on preventive care and improved oral health outcomes. These awards, along with other sales in the first quarter, are expected to add approximately 650,000 dental members over the next year.

In our Group Benefits business, we advanced our strategy of making care and benefits access easier for our Clients through digital solutions by working with two care management partners. We added a digital, on-demand wellness program for our life insurance members supporting emotional and mental health with tailored content and activities. We also provided access to personalized care services, to improve treatment for musculoskeletal conditions and long COVID-19, for our disability members.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $141 million increased $8 million or 6% from prior year, driven by:
•Wealth & asset management down $6 million: Lower fee-based earnings largely reflecting equity market declines.
•Individual - Protection up $11 million: Higher premiums reflecting good sales momentum during the past year, and improved mortality, partially offset by lower investment contributions.
•Regional office expenses & other up $3 million.

Reported net income of $134 million increased $23 million or 21% from prior year, driven by market-related impacts. Favourable interest rate impacts were largely offset by market-related impacts from real estate investments.

Foreign exchange translation led to an increase of $3 million and $7 million in underlying net income and reported net income, respectively.

Asia's sales(1):
•Wealth sales & asset management gross flows of $2 billion were down 31%, primarily reflecting lower money market fund sales in the Philippines.
•Individual sales of $375 million were up 26%, driven by higher sales in India, Hong Kong, International and the Philippines.

New business CSM of $102 million in Q1'23, compared to $51 million in the prior year, was primarily driven by sales and favourable product mix in High-Net-Worth, the Philippines and Hong Kong.

We continued to build on our Purpose to help Clients achieve lifetime financial security and live healthier lives by offering innovative products that fulfill their needs. In Q1, we launched two new products(2) in Hong Kong designed to offer long-term financial growth potential and flexible cash withdrawal options for Clients, which actively integrate environmental, social, and governance (“ESG”) concepts into investment strategies. We saw strong Client reception for these products, representing over 20% of individual protection sales in Hong Kong in the first quarter.

In the Philippines, we maintained our leadership position ranking first for new business premiums and total premiums in 2022 reflecting our strong product offering and exceptional service to Clients. Our focus on making a difference in the lives of our Clients was recognized by our Platinum award(3) for most trusted brand in the life insurance industry in the Philippines for the 13th consecutive year.

Corporate
Corporate underlying net loss was $81 million compared to underlying net loss of $47 million in the prior year, reflecting higher operating expenses including long-term incentive compensation and IFRS 17 project spend, as well as an increase in debt financing costs.

Reported net loss was $79 million compared to reported net loss of $69 million in the prior year, reflecting the change in underlying net loss, partially offset by market-related impacts.

(1)Compared to the prior year.
(2)SunJoy and SunGift.
(3)Trusted Brand Awards.
4    Sun Life Financial Inc.     First Quarter 2023        EARNINGS NEWS RELEASE

Earnings Conference Call
The Company's Q1'23 financial results will be reviewed at a conference call on Friday, May 12, 2023, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q1 2024 period end.

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Yaniv Bitton
Director, Corporate Communications	Vice-President, Head of Investor Relations and Capital Markets
Tel: 226-751-2391	Tel: 416-979-6496
krista.wilson@sunlife.com	yaniv.bitton@sunlife.com

        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2023    5

Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9
2022 results have been restated for the adoption of IFRS 17 and the related IFRS 9 classification overlay (“the new standards”). The restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. The majority of the actions taken to re-balance asset portfolios and transition asset-liability management execution to an IFRS 17 basis occurred in Q1'23. Accordingly, analysis based on 2022 comparative results may not necessarily be indicative of future trends, and should be interpreted with this context. Using sensitivities to analyze the outlook for market risk and related impacts (e.g., interest rate sensitivities) will be more representative starting with the sensitivities disclosed for Q1’23 in section I - Risk Management in the Q1'23 MD&A. Certain 2022 restated results are not audited, or have not yet been audited, and may be subject to change.

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Q1'23 MD&A under the heading N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:
i)Management’s ownership of MFS shares;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section N - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the Q1'23 MD&A.

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results
($ millions, after-tax)	Q1'23	Q1'22(1)
Underlying net income	895	720
Market-related impacts(1)
Equity market impacts	13	(29)
Interest rate impacts(2)	11	(41)
Impacts of changes in the fair value of investment properties	(88)	68
Add: Market-related impacts	(64)	(2)
Add: Assumption changes and management actions	(5)	(27)
Other adjustments
Management's ownership of MFS shares	17	9
Acquisition, integration and restructuring(3)(4)(5)	(4)	(21)
Intangible asset amortization	(33)	(14)
Add: Total of other adjustments	(20)	(26)
Reported net income - Common shareholders	806	665
Underlying EPS (diluted) ($)	1.52	1.23
Add: Market-related impacts ($)	(0.10)	—
Assumption changes and management actions ($)	(0.01)	(0.05)
Management's ownership of MFS shares ($)	0.03	0.01
Acquisition, integration and restructuring ($)	(0.01)	(0.03)
Intangible asset amortization ($)	(0.06)	(0.03)
Reported EPS (diluted) ($)	1.37	1.13

(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards, IFRS 17 and IFRS 9. For more details, see the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in this document.
(2)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(3)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $20 million in Q1'23 (Q1'22 - $16 million).
(4)Includes integration costs associated with DentaQuest, acquired on June 1, 2022.
(5)Includes a $65 million gain on the sale of the sponsored markets business in Canada in Q1'23.

6    Sun Life Financial Inc.     First Quarter 2023        EARNINGS NEWS RELEASE

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results
($ millions)	Q1'23	Q1'22
Underlying net income (after-tax)	895	720
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(99)	172
Assumption changes and management actions(1)	(5)	(30)
Other adjustments	(10)	(29)
Total underlying net income adjustments (pre-tax)	(114)	113
Add: Taxes related to underlying net income adjustments(2)	25	(168)
Reported net income - Common shareholders (after-tax)	806	665
(1)In this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders. In contrast, Note 7.B.iv of the Consolidated Financial Statements for the period ended March 31, 2023 shows the net income impacts of method and assumption changes separately in Net insurance service result and Net investment result, and includes amounts attributable to participating policyholders.
(2)Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations.

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section N - Non-IFRS Financial Measures in the Q1'23 MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. For additional information about Third-party AUM, refer to sections D - Growth - 2 - Assets Under Management and N - Non-IFRS Financial Measures in the Q1'23 MD&A.

	Quarterly results
($ millions)	Q1'23	Q1'22
Assets under management
General fund assets	201,792	196,240
Segregated funds	131,033	133,496
Third-party AUM(1)(2)	1,072,744	1,061,658
Consolidation adjustments(1)(2)	(41,947)	(39,686)
Total assets under management	1,363,622	1,351,708
(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in the Q1'23 MD&A.
(2)Effective January 1, 2023, "Other AUM" was renamed to "Third-party AUM", and "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at March 31, 2023	As at December 31, 2022
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	514	423
Debt securities(1)	1,407	1,408
Equity securities(2)	103	102
Sub-total	2,024	1,933
Less: Loans related to acquisitions (held at SLF Inc. and its wholly owned holding companies)	(881)	(883)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	1,143	1,050
(1)Includes publicly traded bonds.
(2)Includes ETF Investments.

        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2023    7

3. Reconciliations of Select Non-IFRS Financial Measures

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q1'23
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	282	316	237	141	(81)	895
Add: Market-related impacts (pre-tax)(1)	(7)	(92)	(21)	17	4	(99)
ACMA (pre-tax)	—	(2)	—	(6)	3	(5)
Other adjustments (pre-tax)(1)	(23)	94	(71)	(6)	(4)	(10)
Tax expense (benefit) on above items	2	13	23	(12)	(1)	25
Reported net income (loss) - Common shareholders	254	329	168	134	(79)	806
	Q1'22
Underlying net income (loss)	321	206	107	133	(47)	720
Add: Market-related impacts (pre-tax)(1)	—	247	(51)	(3)	(21)	172
ACMA (pre-tax)	—	(15)	1	(16)	—	(30)
Other adjustments (pre-tax)(1)	(10)	(4)	(12)	(3)	—	(29)
Tax expense (benefit) on above items	—	(178)	11	—	(1)	(168)
Reported net income (loss) - Common shareholders	311	256	56	111	(69)	665
(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies; (ii) relating to the timing of and expected benefits of state contracts for the provision and management of dental benefits; (iii) relating to our growth initiatives and other business objectives; (iv) relating to our targets and commitments; (v) that are predictive in nature or that depend upon or refer to future events or conditions; and (vi) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the Q1'23 MD&A under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2022 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including its impact on the global economy, and its impact on Sun Life's business, financial condition and/or results; ongoing risks associated with IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2023, Sun Life had total assets under management of $1.36 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.
8    Sun Life Financial Inc.     First Quarter 2023        EARNINGS NEWS RELEASE